ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated May 19, 2014

COMMODITY ETRACS ETRACS CMCI Total Return ETN Profile ETN Ticker UCI Issuer UBS AG Issuer Credit Rating1 A2 (Moody’s); A (S&P); A (Fitch) Underlying Index UBS Bloomberg CMCI Total Return Index Initial trade date 4/01/2008 Maturity date 4/05/2038 Annual Tracking Rate 0.55%, accrued on a daily basis CUSIP 902641778 Primary exchange NYSE Arca ETN Ticker: UCI Key Features – Exposure to a portfolio of commodity futures through a single investment – Convenience of an exchange-traded security About the ETN The ETRACS CMCI Total Return exchange-traded note is designed to track the performance of the UBS Bloomberg Constant Maturity Commodity Index Total Return (the “Index”), less investor fees. The Index is the first benchmark commodity index to diversify across both commodities and maturities. Exchange-traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace. About the Underlying Index The Index is the first benchmark commodity index to diversify across both commodities and maturities. The Index measures the collateralized returns from a basket of 28 commodity futures contracts representing the energy, precious metals, industrial metals, agricultural and livestock sectors. In addition, the commodity futures contracts are diversified across five constant maturities from three months up to three years. The Index was created in January 2007 and has no performance history prior to that date. ETRACS : Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS CMCI Total Return ETN

Historical Index Returns

	1 Month	3 Months	6 Months	1 Year	3 Years	5 Years
UBS Bloomberg CMCI Composite USD TR Index	4.27%	3.87%	-0.71%	-2.67%	-12.99%	54.29%
S&P GSCI Total Return Index	4.79%	4.28%	-2.26%	1.09%	-6.37%	44.78%
DJ-UBS Commodity TR Index	5.34%	8.05%	1.80%	-2.35%	-18.93%	26.00%
Rogers International Commodity Index	5.66%	5.93%	-1.19%	-0.65%	-11.79%	55.23%

Source: Bloomberg/Reuters. The historical Index returns shown above are cumulative total returns for the stated periods as of February 27, 2014 and are furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the total return on the ETN will always be lower than the total return on the Index or the total return on a direct investment in the Index constituents.

Index Comparison



140
129
118
107
96
85
74
63
52
41
30
Mar-09
Mar-10
Mar-11
Mar-12
Mar-13
UBS Bloomberg CMCI Composite USD TR Index
S&P GSCI Total Return Index
DJ-UBS Commodity TR Index
Rogers International Commodity Index

Source: Bloomberg/Reuters. The graph above illustrates the historical total returns of the Index in comparison with other benchmark indices for the stated periods as of February 27, 2014. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the return on the ETN will always be lower than the total return of the Index or the total return on a direct investment in the Index constituents.

Target Weights

Name	% Weight
Energy	37.52%
Agriculture	28.30%
Industrial Metals	24.16%
Precious Metals	5.86%
Livestock	4.15%

Source: UBS AG, target weights as of February 2014.

Benefits of Investing

– Exposure to a portfolio of commodity futures through a single investment.

ETRACS : Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS CMCI Total Return ETN Selected Risk Considerations An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus. – You may lose some or all of your principal - The Securities are fully exposed to any decline in the level of the Index. You will lose some or all of your principal if the Index Ending Level is below the Index Starting Level or if the Index Ending Level is not sufficiently above the Index Starting Level to offset the cumulative effect of the Fee Amount applicable to your ETRACS ETNs. The Index is volatile and subject to a variety of market forces, some of which are described below. The Index Ending Level is therefore unpredictable. Commodity prices may change unpredictably, affecting the prices of the commodities underlying the exchange-traded futures contracts comprising the Index and, consequently, the value of the ETRACS ETNs. – Limited performance history - The return on the ETRACS ETNs is linked to the performance of the Index, which was introduced in January 2007. As a result, the Index has a limited performance history, and it is uncertain how the Index will perform. In addition, while the Index is intended to represent a benchmark for commodities investments, the methodology used to achieve this benchmarking has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the Index will serve as an adequate benchmark for the performance of the commodities market. – Market risk - The return on the ETRACS ETNs, which may be positive or negative, is directly linked to the performance of the Index, which is based on a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally. – Credit of UBS - The ETRACS ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETRACS ETNs depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ETRACS ETNs and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETRACS ETNs. – Potential over-concentration in particular commodity sectors - The commodities underlying the futures contracts included in the Index are concentrated in a limited number of sectors, particularly energy, agriculture and industrial metals. Investment in the ETRACS ETNs will increase your portfolio’s exposure to fluctuations in the commodity sectors underlying the Index. – A trading market for the ETRACS ETNs may not develop - Although the ETRACS ETNs are listed on NYSE Arca, a trading market for the Securities may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETRACS ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the Securities on NYSE Arca or any other exchange. – No interest payments from the ETRACS ETNs - You will not receive any interest payments on the ETRACS ETNs. – No direct exposure to fluctuations in foreign exchange rates - The value of your ETRACS ETNs will not be adjusted to compensate for exchange rate fluctuations between the U.S. dollar and each of the other currencies in which the futures contracts composing the Index are quoted. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the ETRACS ETNs, you will not receive any additional payment or incur any reduction in the payment at maturity, call or early redemption. – Minimum redemption amount - You must elect to redeem at least 50,000 ETRACS ETNs for UBS to repurchase your ETRACS ETNs, unless we determine otherwise oryour broker or other financial intermediary bundles your ETRACS ETNs for redemption with those of other investors to reach this minimum requirement. – Uncertain tax treatment - Significant aspects of the tax treatment of the ETRACS ETNs are uncertain. You should consult your own tax advisor about your own tax situation. – UBS’s Contingent Call Right - UBS may elect to redeem all outstanding ETRACS ETNs on or after April 4, 2013 as described under ‘‘Specific Terms of the Securities - UBS’s Call Right’’ in the ETRACS Prospectus. ETRACS : Innovative strategies, convenient access +1-877-387 2275 etracs@ubs.com

ETRACS CMCI Total Return ETN Footnotes 1 The issuer credit rating as of May 1, 2014 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs. Disclaimer This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, or product supplement and pricing supplement, for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the prospectus supplement, or product supplement and applicable pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. “UBS Bloomberg Constant Maturity Commodity Index” and “CMCI” are services marks of UBS and/or Bloomberg. Covered by US Patent Nos. 8,175,949 and 8,195,543. “Dow Jones”, “DJ-UBS Commodity Index” and “DJ-UBSCISM” are service marks of Dow Jones & Company Inc. and UBS AG, as the case may be. Other marks may be trademarks of their respective owners. All rights reserved. UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg. For questions or additional information about ETRACS Contact us ETRACS Investor Service Center: +1-877-387-2275 Hours available: Monday to Friday 8:00 a.m. - 5:00 p.m. EST Email: etracs@ubs.com Website: www.etracs.com